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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

SMF Energy Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

78453M208
(CUSIP Number)

Peter Woodward MHW Partners, L.P. P.O. Box 30083 Palm Beach Gardens, Florida 33420 Tel. No.: (561) 819-9497
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78453M208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

450,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

450,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78453M208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

450,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

450,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	78453M208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

450,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

450,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	78453M208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Woodward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

450,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

450,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	78453M208

Item 1.	Security and Issuer.

The name of the issuer is SMF Energy Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a) – (c), (f)
This Schedule 13D is being filed by (i) MHW Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) MHW Capital, LLC, a Delaware limited liability company, as the General Partner of the Partnership (the “General Partner”), (iii) MHW Capital Management, LLC, a Delaware limited liability company, as the investment manager of the Partnership (the “Investment Manager”) and (iv) Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager and the General Partner.  The Partnership, the General Partner, the Investment Manager and Mr. Peter H. Woodward shall collectively be referred to herein as the “Reporting Persons.”  The principal business address for each of the Reporting Persons is P.O. Box 30083, Palm Beach Gardens, Florida 33420.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the Partnership is $711,945.62.  The General Partner, the Investment Manager and Mr. Peter H. Woodward do not directly own any Shares.

Item 4.	Purpose of Transaction.

The purpose for which the Shares were acquired by the Reporting Persons is for investment.  As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Shares, through open market, privately negotiated or any other transactions.  In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer.  However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Partnership, the General Partner, the Investment Manager and  Mr. Peter H. Woodward may be deemed to be the beneficial owners of 450,000 Shares, constituting 5.3% of the Shares.

The Partnership has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 450,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 450,000 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 450,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 450,000 Shares.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 450,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 450,000 Shares.

Mr. Peter H. Woodward has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 450,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 450,000 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2010
(Date)

MHW Partners, L.P. By: MHW Capital, LLC, its general partner

By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal
MHW Capital, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

MHW Capital Management, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated December 10, 2010, relating to the Common Stock, $0.01 par value of SMF Energy Corporation shall be filed on behalf of the undersigned.

December 10, 2010
(Date)

MHW Partners, L.P. By: MHW Capital, LLC, its general partner

By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal
MHW Capital, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

MHW Capital Management, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

11/30/2010	Common Stock, $0.01 Par Value	100,000		1.37

SK 25222 0003 1153543